SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100
                          ----------------------------

            This Amendment No. 2 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed by Secured Income L.P. (the "Partnership") with the Securities and Exchange Commission on June 26, 2000, as amended and supplemented by an Amendment No. 1 to Schedule 14D-9 filed on July 27, 2000, in relation to an offer (the "MacKenzie Offer") by MP Income Fund 11, L.P.; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 15, LLC; MP Income Fund 16, LLC; Accelerated High Yield Institutional Investors III, Ltd.; Accelerated High Yield Growth Fund II, Ltd.; Accelerated High Yield Institutional Fund I, Ltd.; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Pension Investors, Ltd.; Accelerated High Yield Income Fund I, Ltd.; Accelerated High Yield Income Fund II, Ltd.; Previously Owned Mortgage Partnerships Income Fund 3; Previously Owned Partnerships Income Fund; MP-Dewaay Fund, LLC; Specified Income Fund, a California limited partnership; MacKenzie Patterson Special Fund 5, LLC; MP Falcon Growth Fund, LLC; MP Falcon Fund, LLC; MP Value Fund 5, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 3, LLC; and MacKenzie Fund VI, a California limited partnership (the "Purchasers"), to purchase up to 330,000 of the outstanding units of limited partnership interest in the Partnership ("Units") upon the terms and subject to the conditions set forth in an Offer to Purchase and related Letter of Transmittal included as exhibits to a Schedule TO filed by the Purchasers with the SEC on July 14, 2000, as amended by an Amendment No. 1 to Schedule TO filed by the Purchasers with the SEC on July 24, 2000.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

            Item 4 is hereby amended and supplemented as follows:

            According to an Amendment No. 2 to Schedule TO filed on July 28, 2000 by West Putnam Housing Investors II LLC ("West Putnam II"), West Putnam II has increased the purchase price of its outstanding tender offer for up to 451,235 of the outstanding Units from $17.00 to $20.00 per Unit (the "West Putnam II Offer"). This purchase price is currently higher than the price offered in the MacKenzie Offer. For the reasons set forth in the Partnership's original Schedule 14D-9 with respect to the MacKenzie Offer, the Partnership and its General Partners are making no recommendation as to whether Unit Holders should tender their Units in response to an offer. However, a Unit Holder who wishes to tender should do so in the offer that provides the highest cash price.

            Unit Holders should bear in mind that no immediate decision in response to the pending offers is required. The MacKenzie Offer states that tenders of Units will be accepted until midnight, Pacific Standard Time, on August 15, 2000, unless such date is extended. The West Putnam II Offer states that tenders of Units will be accepted until 11:59 p.m., New York City time, on August 18, 2000, unless such date is extended.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 2000

                                    SECURED INCOME L.P.

                                    By: Wilder Richman Resources Corporation
                                        General Partner


                                    By: /s/ Richard P. Richman
                                        ------------------------
                                        Name:  Richard P. Richman
                                        Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
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99.1(1)           Letter to Unit Holders from the  Partnership  dated July 21,
                  2000.

99.2(2)           The  Partnership's  Annual Report on Form 10-K,  dated March
                  30, 2000.


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(1) Filed on July 21, 2000 with the SEC as an exhibit to the original Schedule
14D-9 regarding the MacKenzie Offer and incorporated herein by reference.

(2) Filed with the SEC (File No. 0-17412) and incorporated herein by reference.